Filed by Spirit AeroSystems Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Spirit AeroSystems Holdings, Inc.

Commission file number: 001-33160

Q&As – Employees

General

What was announced?

•	We announced that we have signed a definitive merger agreement under which Boeing will acquire Spirit AeroSystems for $37.25 per share in Boeing common stock (subject to collar), representing an equity value of approximately $4.7 billion and an enterprise value of approximately $8.3 billion.

•	Spirit shareholders will receive for each of their shares of Spirit common stock a number of shares of Boeing common stock equal to an exchange ratio calculated as $37.25 divided by the volume weighted average share price (VWAP) of Boeing common stock over the 15-trading-day period ending on the second trading day prior to the closing, subject to a floor of $149.00 per share of Boeing common stock and a ceiling of $206.94 per share of Boeing common stock.

•	Spirit shareholders will receive 0.25 shares of Boeing common stock for each of their shares of Spirit common stock if the Boeing stock closing rice is at or below $149.00, and 0.18 shares of Boeing common stock for each of their shares of Spirit common stock if the Boeing stock closing price is at or above $206.94.

•	We also announced that we have signed a binding term sheet with Airbus.

•	Under the term sheet, Spirit and Airbus will continue to negotiate in good faith to enter into definitive agreements for Airbus to acquire Spirit operations that serve Airbus programs, concurrently with the closing of Spirit’s acquisition by Boeing.

•	We are also evaluating options for assets that may not be acquired by Boeing or Airbus, including Spirit’s business and operations in Subang, Malaysia, Prestwick, Scotland that support Airbus programs, Belfast, Northern Ireland other than those that support Airbus programs, Biddeford, Maine and Woonsocket, Rhode Island that support Spirit’s Fiber Materials business.

•	The ultimate owner for those operations as a result of this process may be Boeing, Airbus or a different owner.

•	After careful consideration by our Board, together with external financial and legal advisors, and a review of opportunities, including continuing to execute as a standalone company, Spirit’s Board of Directors unanimously determined the transaction with Boeing and the binding term sheet with Airbus are in the best interest of Spirit and its shareholders.

•	We are confident that the transaction with Boeing represents compelling value for our shareholders.

Why is Spirit returning to Boeing ownership after 19 years of being separate companies?

•	The transaction with Boeing creates compelling value for our shareholders.

•	In addition, by reuniting Boeing and Spirit, we will have greater integration and the ability to work together in a quicker, more efficient and streamlined manner.

•	We both share a commitment to meeting the highest standards of safety, quality and reliability in the industry.

Why Airbus?

•	Since 2006, Spirit has served as a supplier of aerostructures for a series of Airbus programs. Over the years, we have broadened and grown our partnership. We have collaborated on new product developments and worked together to ensure quality and safety were at the forefront of everything we do.

•	Importantly, we have a shared commitment to meeting the highest standards of safety, quality and reliability in the industry.

What’s going to happen to the sites that are not being acquired by Boeing or Airbus?

•	We are evaluating options for assets that may not be acquired by Boeing or Airbus.

•	The ultimate owner for those operations as a result of this process may be Boeing, Airbus or a different owner.

•	Until the closings, these businesses will remain Spirit operations.

•	We will provide updates as soon as we can.

Why did Airbus and Boeing provide flexibility for Spirit to sell portions of Spirit’s work statements supporting their respective programs?

•	We can’t speak on behalf of Airbus or Boeing. We are evaluating options for assets that may not be acquired by Boeing or Airbus.

Are these ownership changes coming as a result of the recent challenges Spirit and Boeing have been facing regarding the B737 MAX incidents?

•	Over the last several months, we have focused on examining our processes, testing our procedures and challenging our thinking to strengthen our organization.

•	We have also been working closely with Boeing to enhance quality assurance and controls across our production system.

•	Like Spirit, we know that Boeing and Airbus have a shared commitment to meet the highest standards of safety, quality and reliability in the industry.

•	We are confident these agreements are in the best interest of Spirit and its shareholders.

Will these transactions add more oversight to Spirit’s production process? Is this intended to improve quality and safety issues?

•	Like Spirit, we know that Boeing and Airbus have a shared commitment to meet the highest standards of safety, quality and reliability in the industry. Until this transaction closes, Spirit will continue to operate as a standalone independent company and continue to focus on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.

•	Until the closings, which, subject to closing conditions, are expected to occur in mid-2025, Spirit continues to operate as a standalone independent company.

How did these transactions come together? How long have you been in discussions with Boeing and Airbus? Who approached whom?

•	On March 1st of this year, we announced talks with Boeing about a potential transaction. Thereafter, we began discussions with Airbus regarding the divestiture of Spirit’s operations that serve Airbus programs.

•	Additional details on the background to the transactions will be included in Spirit’s proxy statement for the Boeing transaction.

•	After careful consideration by our Board, together with external financial and legal advisors, and a review of opportunities, including continuing to execute as a standalone company, Spirit’s Board of Directors unanimously determined these transactions are in the best interest of Spirit and its shareholders.

How will these transactions impact the operations of Spirit?

•	While this announcement is an important milestone for Spirit, it’s just day one.

•	Until the transactions close, which, subject to closing conditions, including the receipt of regulatory approvals, is expected to occur in mid-2025, Spirit will continue to operate as a standalone independent company.

•	Across all operations, our mission will remain to meet the highest standards of safety, quality and reliability in the industry.

•	We are committed to working through this process in a way that limits disruption for our employees, customers and other stakeholders.

Will any Spirit facilities be shut down? Which ones?

•	Until the transactions close, we will continue to operate as usual.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	For some Spirit operations, we are evaluating options to determine its owner.

•	We cannot comment on Boeing’s or Airbus’s post-closing operational structure.

What are the key steps and overall timeline of the acquisition process?

•	The definitive merger agreement with Boeing is subject to the completion of the divestiture by Spirit of the Airbus businesses and is subject to other closing conditions, including approval of the definitive merger agreement by Spirit shareholders and the receipt of regulatory approvals.

•	Under the term sheet, Spirit and Airbus will continue to negotiate in good faith to enter into definitive agreements for Airbus to acquire Spirit operations that serve Airbus programs, concurrently with the closing of Spirit’s acquisition by Boeing.

•	The closing of the Airbus transaction acquisition of Spirit by Boeing will be substantially concurrent and subject to other closing conditions, including the receipt of regulatory approvals and any legally required information and consultation with employees and/or their representatives.

•	The closings of these transactions are expected to occur in mid-2025.

Airbus / Other Customers

What does this mean for Airbus customers?

•	Across all operations and for each and every customer we serve, our mission will remain to meet the highest standards of safety, quality and reliability in the industry.

•	We are committed to working through this process in a way that limits disruption for our customers and other stakeholders.

What provisions were made for Airbus under the merger agreement?

•	We entered into a binding term sheet with Airbus under which Airbus and Spirit will continue to negotiate in good faith to enter into definitive agreements for Airbus to acquire Spirit operations that serve Airbus programs, concurrently with the closing of Spirit’s acquisition by Boeing.

•	The transaction with Airbus and the transaction with Boeing have several integrated components.

•	We refer you to the definitive merger agreement with Boeing and the binding term sheet with Airbus that will be publicly filed with the SEC.

What does this mean for the customers being served by the sites subject to a continuing sale process?

•	Across all operations and for each and every customer we serve, our mission will remain to meet the highest standards of safety, quality and reliability in the industry.

•	We are evaluating options for assets that may not be acquired by Boeing or Airbus.

•	The ultimate owner for those operations as a result of that this process may be Boeing, Airbus or a different owner.

•	Until the closings, these businesses will remain Spirit operations and we will continue serving our customers.

What are the plans for the Belfast facility?

•	Under the term sheet with Airbus, Airbus will assume ownership of our A220 program in Belfast.

•	Spirit plans to pursue the divestiture of operations in Belfast, Northern Ireland other than those that support Airbus programs. Any decisions that might affect employees in Belfast will be subject to any legally required employee information and consultation.

•	We refer you to our binding term sheet with Airbus, which will be publicly filed with the SEC, for further details and note that there are many details to be worked out and decisions to be made before finalizing the structure.

Management / Integration

What will happen to Spirit’s management team and Board? Will any of them stay on following the closing of the transaction?

•	No decisions have been made on any potential post-closing management structure of Spirit.

•	Until the transactions close, Spirit will continue to operate as a standalone independent company.

•	Right now, it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.

How are you approaching integration planning?

•	Until the transactions close, Spirit will continue to operate as a standalone independent company.

•	Right now, it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	With the initial announcement behind us, we will be working to identify leaders from both companies to drive the integration planning process for the transactions.

•	Alongside Boeing and Airbus, a small team is developing detailed plans for integration which would include transition of service agreements and separating IT systems.

•	In structuring these transactions, we have had the goal of eliminating disruption to our employees, customers, suppliers and other stakeholders.

Will Spirit continue to operate independently after the closings?

•	Until the transactions close, Spirit will continue to operate as a standalone independent company.

•	Right now, it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	We cannot comment on Boeing’s or Airbus’s post-closing operational structure.

What will happen to Spirit’s corporate headquarters?

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	However, we expect a significant presence will be maintained in Wichita and Tulsa.

Next Steps

What happens next and in the interim period until close?

•	While this announcement marks an important milestone for Spirit, today is just day one.

•	We are committed to working through this process in a way that limits disruption for our employees, customers, suppliers and other stakeholders.

•	The definitive merger agreement with Boeing is subject to the completion of the divestiture by Spirit of the Airbus businesses and is subject to other closing conditions, including approval of the definitive merger agreement by Spirit shareholders and the receipt of regulatory approvals.

•	The binding term sheet with Airbus provides that Airbus and Spirit will continue to negotiate in good faith to enter into definitive agreements for Airbus to acquire the Spirit operations that serve Airbus programs.

•	The closing of the Airbus transaction will be subject to the substantially concurrent closing of the acquisition of Spirit by Boeing and also subject to other closing conditions, including the receipt of regulatory approvals.

•	The closings of these transactions are expected to occur in mid-2025.

•	Until the transactions close, we will continue to operate as a standalone independent company.

When will the transactions close?

•	The definitive merger agreement with Boeing is subject to the completion of the divestiture by Spirit of the Airbus businesses and is subject to other closing conditions, including approval of the definitive merger agreement by Spirit shareholders and the receipt of regulatory approvals.

•	The binding term sheet with Airbus provides that Airbus and Spirit will continue to negotiate in good faith to enter into definitive agreements for Airbus to acquire the Spirit operations that serve Airbus programs.

•	The closing of the Airbus transaction will be subject to the substantially concurrent closing of the acquisition of Spirit by Boeing and also subject to other closing conditions, including the receipt of regulatory approvals.

•	The closings of these transactions are expected to occur in mid-2025.

What approvals are required to close the transactions?

•	The definitive merger agreement with Boeing is subject to the completion of the divestiture by Spirit of the Airbus businesses and is subject to other closing conditions, including approval of the definitive merger agreement by Spirit shareholders and the receipt of regulatory approvals.

•	The binding term sheet with Airbus provides that Airbus and Spirit will continue to negotiate in good faith to enter into definitive agreements for Airbus to acquire the Spirit operations that serve Airbus programs.

•	The closing of the Airbus transaction will be subject to the substantially concurrent closing of the acquisition of Spirit by Boeing and also subject to other closing conditions, including the receipt of regulatory approvals.

•	The closings of these transactions are expected to occur in mid-2025.

Do you see any regulatory obstacles that could delay completing the transaction?

•	Our companies are well advised on the regulatory processes, both foreign and domestic, and we are confident we will complete the transactions.

How does the M&A regulatory approval process work in the US and EU, and vary across other jurisdictions?

•	The parties will be required to submit notifications in the US, EU and several other jurisdictions. The notifications provide the authorities with certain information and through this regulatory process the authorities will have time to review the transaction and request additional information.Our companies are well advised on the regulatory processes, both foreign and domestic, and we are confident we will complete the transactions

•	The closings of these transactions are expected to occur in mid-2025.

Have you spoken to shareholders about this announcement? Do you expect any opposition?

•	Maintaining open communication with our shareholders is important to us.

•	After careful consideration by our Board, together with external financial and legal advisors, and a review of opportunities, including continuing to execute as a standalone company, Spirit’s Board of Directors unanimously determined the transaction with Boeing and the binding term sheet with Airbus are in the best interest of Spirit and its shareholders.

•	We are confident that the transaction with Boeing represents compelling value for our shareholders.

What level of shareholder approval is required? When will the vote be held?

•	Approval by Spirit shareholders of the definitive merger agreement between Spirit and Boeing is required. Boeing’s shareholders are not required to vote on the transaction.

•	Details will be included in our proxy statement to be filed with the SEC.

Impact on Employees

What does this mean for employees?

•	While this announcement marks an important milestone for Spirit, today is just day one.

•	Until the transactions close, which, subject to closing conditions, we expect to occur in mid-2025, Spirit will continue to operate as a standalone independent company.

•	We are committed to working through this process in a way that limits disruption for our programs and employees, and we intend to honor our obligations to engage with employees and/or their representatives in various jurisdictions, as may be legally required.

•	Right now, there are no changes to day-to-day operations, reporting structures or core employee responsibilities anticipated during this time.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	Over the coming months, we will seek to provide further updates as we work through these processes.

Will this transaction impact our current roles, responsibilities or reporting relationships?

•	We are committed to working through this process with Boeing and Airbus in a way that limits disruption for our programs and employees.

•	Until the transactions close, it remains business as usual and there are no changes to day-to-day operations, reporting structures or your core responsibilities.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	Over the coming months, we will seek to provide further updates as we work through these processes and will inform and consult with employees and/or their representatives before any changes to roles, responsibilities or reporting relationships are made in various jurisdictions, as may be legally required.

Will there be changes to the workforce?

•	At Spirit, we recognize that our greatest asset is our people. We are committed to making the process smooth for all stakeholders, especially our employees.

•	Right now, there are no changes to day-to-day operations, reporting structures or core employee responsibilities during this time.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	Over the coming months, we will seek to provide further updates as we work through these processes and will inform and consult with employees and/or their representatives before any changes to the workforce are made in various jurisdictions, as may be legally required.

How will this affect employees’ current pension arrangements?

•	While this announcement is an important milestone for Spirit, it’s just day one.

•	This announcement does not affect current pension plans and all of our employees, including your members, remain in their roles and receive the same benefits as they normally do, during this interim period.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	Over the coming months, we will seek to provide further updates as we work through these processes and will inform and consult with employees and/or their representatives before any changes to current pension arrangements are made in various jurisdictions, as may be legally required.

•	We will keep you informed as we move forward.

Will there be any changes to employee benefits?

•	While this announcement is an important milestone for Spirit, it’s just day one.

•	Until the transactions close, Spirit will continue to operate as a standalone independent company.

•	This announcement does not affect current benefit plans and all of our employees, including your members, remain in their roles and are anticipated to receive the same benefits as they normally do, during this interim period prior to closing.

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

•	Under the terms of Spirit’s merger agreement with Boeing, Spirit employees that continue with Boeing will generally be entitled to continue to receive employee benefits that are substantially comparable to those received prior to closing for a period following the closing, in accordance with the terms of Spirit’s merger agreement with Boeing.

•	Over the coming months we will seek to provide further updates as we work through these processes and will inform and consult with employees and/or their representatives before any changes to employee benefits are made in various jurisdictions, as may be legally required.

Will there be any changes to employees’ salaries or compensation due to the agreement?

•	Until the closing of the transactions, which, subject to closing conditions, we expect to occur in mid-2025, it is business as usual for Spirit.
•	Today’s announcement does not change current compensation and benefit programs that are in place.
•	Today’s announcement does not change current salaries or compensation.
•	Detail about the impact of the closing of the Boeing transaction on Spirit equity awards that Spirit employees and other service providers hold, such as restricted stock, restricted stock units and performance stock units, will be included in Spirit’s proxy statement for the Boeing transaction.
•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.
•	Over the coming months, we will seek to provide further updates as we work through these processes and will inform and consult with employees and/or their representatives before any changes to salaries or compensation are made in various jurisdictions, as may be legally required.

Will we receive our salary increases, bonus payments and equity awards on our normal schedule before the transaction is completed?

•	Until the closing of the transactions, which, subject to closing conditions, we expect to occur in mid-2025, it is business as usual for Spirit and Spirit will continue to operate as a standalone independent company.
•	Today’s announcement does not change current compensation, bonus structure and benefit programs that are in place.

 How will this transaction impact the employees and operations of Spirit?

•	While this announcement is an important milestone for Spirit, it’s just day one.
•	Until the transactions close, Spirit will continue to operate as a standalone independent company.
•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.
•	We are committed to working through this process with Boeing and Airbus in a way that limits disruption for our programs and our employees and will inform and consult with employees and/or their representatives in various jurisdictions, as may be legally required.
•	Our employees and stakeholders are very important to us and integral to our continued success.

 What will happen to our corporate headquarters and facilities? Will employees need to relocate?

•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.
•	However, we expect a significant presence will be maintained in Wichita.
•	Over the coming months, we will seek to provide further updates as we work through these processes.
•	We will also be working to identify the leaders to drive the integration planning process.
•	What’s important is that you remain focused on our important work of meeting the highest standards of safety, quality and reliability for all our customers as we continue delivering quality aircraft structures.

 How do the cultures of Boeing, Spirit and Airbus compare?

•	Boeing runs deep in Spirit’s DNA. Boeing ran the Wichita plant from the early 1900s until 2005.
•	Since 2006, Spirit has served as a supplier of aerostructures for a series of Airbus programs. Over the years, we have broadened and grown our partnership.
•	We have collaborated on new product developments and worked together to ensure quality and safety were at the forefront of everything we do.
•	We all have a shared commitment to meeting the highest standards of safety, quality and reliability in the industry.
•	We share a focus on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.

 Can I reach out to my counterparts at Boeing and Airbus?

•	You should not engage with Boeing and Airbus employees outside of normal course unless you are asked to do so by the integration planning leaders as part of our integration planning process.
•	Subject to closing conditions, we expect the transactions to close in mid-2025. Between now and then, Spirit will continue to operate as a standalone independent company and it remains business as usual.

 I own Spirit stock. What happens to my shares?

•	Under the terms of the definitive merger agreement with Boeing, if the closing occurs, Spirit shareholders will receive for each of their shares of Spirit common stock a number of shares of Boeing common stock equal to an exchange ratio calculated as $37.25 divided by the volume weighted average share price (VWAP) of Boeing common stock over the 15-trading-day period ending on the second trading day prior to the closing, subject to a floor of $149.00 per share of Boeing common stock and a ceiling of $206.94 per share of Boeing common stock.
•	Spirit shareholders will receive 0.25 shares of Boeing common stock for each of their shares of Spirit common stock if the Boeing stock closing rice is at or below $149.00, and 0.18 shares of Boeing common stock for each of their shares of Spirit common stock if the Boeing stock closing price is at or above $206.94.

 When will I be able to sell Spirit shares? Can I buy Boeing, Airbus shares?

•	The decision to buy, hold or sell stock is a personal choice, which must be made in compliance with our policies and securities laws.
•	Decisions to buy or sell stock up to the closing of the transaction are subject to our usual policies regarding purchases and sales of Spirit common stock.

 What should I do if I get a question from the news media or other third parties?

•	Consistent with company policy, if you receive any inquiries from the media or other outside parties, please refer them to Joe Buccino at joe.p.buccino@spiritaero.com

 When will we receive updates? Who should I speak to if I have more questions?

•	We will continue to keep you informed as we move forward.
•	Should you have questions, please reach out to your manager.
•	Additionally, for more information and to stay informed on the latest updates regarding the Boeing and Airbus transactions, please visit our resource hub on Concourse.

 Will Spirit continue to contribute to the local community, or will you cut your support?

•	We are proud of our heritage and the way we invest millions of dollars in our communities through corporate and employee charitable contributions along with the thousands of employees and family members who volunteer each year supporting worthy causes.
•	Until the transactions close, Spirit will continue to operate as a standalone independent company.
•	Right now, it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.
•	We are committed to our partnerships and programs that invest in the communities where our employees live and work.
•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.
•	However, we expect a significant presence will be maintained in Wichita and Tulsa.

 Defense Employees

How will this deal benefit Spirit defense?

•	Under the terms of the definitive merger agreement, Boeing will acquire Spirit’s Wichita and Tulsa operations, which includes responsibility for current defense programs at the site.
•	We are committed to working through this process in a way that limits disruption for our employees.
•	We are confident reuniting Boeing and Spirit, we will have greater integration and the ability to work together in a quicker, more efficient and streamlined manner.
•	We can’t speak on behalf of Boeing regarding their specific plans for post transaction closing.

 Does Boeing plan to move defense programs to Wichita?

•	We can’t speak on behalf of Boeing regarding their specific plans for post transaction closing.
•	What we can tell you is until the transactions close, Spirit will continue to operate as a standalone independent company.
•	Right now, it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures.
•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.
•	What’s important is that you remain focused on our important work of meeting the highest standards of safety, quality and reliability for all our customers as we continue delivering quality aircraft structures.

 Will there be any immediate change in scope, work statement, etc. for any of the existing defense programs?

•	What we can tell you is until the transactions close, Spirit will continue to operate as a standalone independent company.
•	Right now, it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures.
•	Under the terms of the definitive merger agreement, Boeing will acquire Spirit’s Wichita and Tulsa operations, which includes responsibility for current defense programs at the site.
•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.

 Will Wichita revert to commercial only business?

•	We can’t speak on behalf of Boeing regarding their specific plans for post transaction closing.
•	Until the transactions close, Spirit will continue to operate as a standalone independent company.
•	Right now, it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures.
•	There is still much work to be done and decisions to be made as we progress negotiations of the definitive agreements with Airbus and integration planning with Boeing.
•	What’s important is that you remain focused on our important work of meeting the highest standards of safety, quality and reliability for all our customers as we continue delivering quality aircraft structures.

 Can employees in Wichita expect to be integrated into the broader Boeing culture?

•	We can’t speak on behalf of Boeing regarding their specific plans for post transaction closing.
•	We both share a commitment to meeting the highest standards of safety, quality and reliability in the industry.

•	We are committed to working through this process in a way that limits disruption for our employees and are confident that by reuniting Boeing and Spirit, we will have greater integration and the ability to work together in a quicker, more efficient and streamlined manner.

What is the reaction of the major defense primes?

•	We cannot speak on behalf of these parties but are confident the transactions we’ve entered are in the best interest of all our stakeholders.
•	Our partners are very important to us and integral to our continued success.

 UK Sites

What UK sites/operations is Airbus acquiring?

•	Airbus is acquiring Spirit operations in Belfast, Northern Ireland (A220 program). We are also evaluating options for assets that may not be acquired by Boeing or Airbus, including Spirit’s business and operations in Prestwick, Scotland that support Airbus programs and Belfast, Northern Ireland other than those that support Airbus programs.

 Why are Spirit’s UK sites being sold off separately?

•	We are proud of the part we have played in Airbus’ programs and believe bringing these programs under Airbus ownership will achieve greater integration.
•	We are committed to working closely with Airbus to ensure a smooth transition.
•	Our UK sites play a critical role in the OEM global supply chains, providing key aerostructures for a range of aircraft programs.
•	They will continue to be vital suppliers to the OEMs under any new owner.
•	With our strong, engineering-backed capabilities, we believe our UK businesses offer engineering centers of excellence and best-cost advanced manufacturing footprints, which will prove to be a very attractive proposition for potential buyers.
•	We are confident these new arrangements will create a strong future for all our stakeholders.

 Why are the Northern Ireland operations not remaining as a single entity?

•	We believe this outcome allows the site to remain a significant player in the advanced aerostructures market.
•	Our Northern Ireland business has engineering and technology leadership in advanced materials and ultra-light structures, with a highly skilled, adaptable workforce.
•	We are confident these arrangements will create a strong future for all our stakeholders.

 Union Leaders

How will these transactions impact union contracts and employees?

•	While this announcement is an important milestone for Spirit, it’s just day one.
•	Until the transactions close, Spirit will continue to operate as a standalone independent company.

•	We are committed to working through this process in a way that limits disruption for our programs and especially our employees.
•	Today’s announcement does not affect current union contracts and all of our employees, including your members, roles and benefits have not been changed.
•	Where legally required in various jurisdictions, including in the UK and France, we will inform and consult with employees and/or their representatives regarding any transfers or decisions that may affect employees, as may be legally required.

 Will the current Union contract still apply?

•	Yes. The U.S. Union contract will still apply. UK union recognition will transfer with the employer or on any TUPE transfer as required by law.

 Will union representation change?

•	No. Union representation will not change.
•	While this announcement is an important milestone for Spirit, it’s just day one.
•	Until the transaction closes, which, subject to closing conditions, we expect to occur in mid-2025, Spirit will continue to operate as a standalone independent company.
•	We know your organization represents employees at Spirit, Airbus and Boeing (as applicable) and we are committed to working with you throughout this process to support Spirit employees.
•	We are committed to working through this process in a way that limits disruption for our programs and especially our employees.
•	We will keep you informed as we move forward.
•	In the UK union recognition will transfer with the employer or on any TUPE transfer as required by law.

 Will there be changes to the workforce?

•	At Spirit, we recognize that our greatest asset is our people. We are committed to making the process smooth for all stakeholders, especially our employees.
•	Until the closing of the transactions, which, subject to closing conditions, we expect to occur in mid-2025, it is business as usual for Spirit.
•	Today’s announcement does not change our headcount.
•	Our focus remains on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.
•	We are committed to working through this process in a way that limits disruption for our programs and especially our employees, and we will keep you informed as we move forward.

 How will this impact the ongoing union negotiations in Belfast?

•	The ongoing negotiations with our unions in Belfast are separate from the transactions.
•	Until the transactions close, which, subject to closing conditions, we expect to occur in mid-2025, Spirit will continue to operate as a standalone independent company — it’s business as usual at Spirit, and our focus remains on delivering quality aircraft structures for the airlines, the flying public and the aviation industry.

 Will there be a voluntary retirement program?

•	There will be no voluntary retirement program prior to the closing of the transactions, which, subject to closing conditions, we anticipate will occur in mid-2025.
•	We cannot comment on Boeing’s or Airbus’s post-closing operational structure. But we are not aware of any decisions having been made.

 Will Spirit continue to exist as an independent entity in any capacity?

•	Spirit will continue to operate as a standalone independent company until the closing of the transactions, which, subject to closing conditions, we anticipate will occur in mid-2025.
•	Once the closing occurs, Spirit’s operations will be owned by Boeing, Airbus or other third-parties involved in any other potential divestitures.

Important Information and Where to Find It

In connection with the proposed transaction between Spirit AeroSystems Holdings, Inc. (“Spirit”) and The Boeing Company (“Boeing”), Boeing will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a proxy statement of Spirit that will also be a prospectus of Boeing with respect to shares of common stock of Boeing to be issued in the proposed transaction (the “proxy statement/prospectus”). Spirit and Boeing may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document Spirit or Boeing may file with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents that are filed or will be filed with the SEC when they become available, because they contain or will contain important information about the proposed transaction and related matters. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by Spirit or Boeing through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by Spirit will be available free of charge through Spirit’s website at https://investor.spiritaero.com/corporate-profile/default.aspx. Copies of documents filed with the SEC by Boeing will be available free of charge through Boeing’s website at www.boeing.com/investors. The information included on, or accessible through, Boeing’s or Spirit’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Spirit and its directors and certain of Spirit’s executive officers and other employees, and Boeing and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Spirit’s stockholders in connection with the proposed transaction between Spirit and Boeing. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Spirit’s directors and executive officers is contained in the “Proposal 1 – Election of Directors,” “Corporate Governance,” “Director Compensation,” “Stock Ownership” and “Compensation Discussion and Analysis” sections of Spirit’s definitive proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on March 12, 2024, under the heading “Executive Officers of the Registrant” in Part I of Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, in Item 5.07 of Spirit’s Current Report on Form 8-K filed with the SEC on April 29, 2024, and in Spirit’s Current Report on Form 8-K filed with the SEC on June 5, 2024. Information regarding Boeing’s directors and executive officers is contained in the “Proxy Summary – Leadership Changes,” “Election of Directors (Item 1),” “Corporate Governance,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Stock Ownership Information” sections of the definitive proxy statement for Boeing’s 2024 annual meeting of shareholders, filed with the SEC on April 5, 2024, in Item 10 of Boeing’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on January 31, 2024, in Boeing’s Current Reports on Form 8-K filed with the SEC on December 11, 2023, March 25, 2024, and May 17, 2024, and in Boeing’s February 22, 2024 press release, available on Boeing’s investor relations website at www.boeing.com/investors, relating to the appointment of a new Chief Human Resources Officer. Additional information regarding ownership of Spirit’s securities by its directors and executive officers and of Boeing’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” that involve many risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “model,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and other similar words, or phrases, or the negative thereof, unless the context requires otherwise. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed acquisition of Spirit (together with its consolidated subsidiaries, the “Company”) by Boeing (the “Boeing Merger Transaction”) and the proposed divestiture of a portion of the Company’s business to Airbus SE (“Airbus”) and its affiliates (the “Airbus Business Disposition”) in connection with the Boeing Merger Transaction as contemplated by the term sheet between Spirit AeroSystems, Inc., a wholly owned subsidiary of Spirit (the “Operating Company”), and Airbus, including, without limitation, statements about the expected timing of completion of the Boeing Merger Transaction and the Airbus Business Disposition (together, the “Transactions,” and each a “Transaction”) and other aspects of the Transactions. Forward-looking statements are based on circumstances as of the date on which the statements are made and they reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Actual results may vary materially from those anticipated in forward-looking statements. Investors should not place undue reliance on any forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include risks and uncertainties relating to the Transactions, including, among others: the possible inability of the Company to negotiate and enter into definitive agreements with Airbus and its affiliates with respect to the Airbus Business Disposition; the possible inability of the parties to a Transaction to obtain the required regulatory approvals for such Transaction and to satisfy the other conditions to the closing of such Transaction (including, in the case of the Boeing Merger Transaction, approval of the merger agreement by Spirit’s stockholders) on a timely basis or at all; the possible occurrence of events that may give rise to a right of one or more of the parties to the Boeing Merger Transaction merger agreement to terminate such merger agreement; the risk that the Boeing Merger Transaction merger agreement is terminated under circumstances requiring Spirit to pay a termination fee; the risk that the Company is unable to consummate the Transactions on a timely basis or at all for any reason, including, without limitation, failure to obtain the required regulatory approvals, failure to obtain Spirit stockholder approval of the Boeing Merger Transaction merger agreement or failure to satisfy other conditions the closing of either of the Transactions; the potential for the announcement or pendency of the Transactions or any failure to consummate the Transactions to adversely affect the market price of Spirit’s common stock or the Company’s financial performance or business relationships; risks relating to the value of Boeing’s common stock to be issued in the Boeing Merger Transaction; the possibility that the anticipated benefits of the Transactions cannot be realized in full or at all or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the Company’s operations with those of Boeing will be greater than expected; risks relating to significant transaction costs; the intended or actual tax treatment of the Transactions; potential litigation or other legal or regulatory action relating to the Transactions or otherwise relating to the Company or other parties to the Transactions that could be instituted against the Company or such other parties or Spirit’s or such other parties’ respective directors and officers and the effect of the outcome of any such litigation or other legal or regulatory action; risks associated with contracts containing provisions that may be triggered by the Transactions; potential difficulties in retaining and hiring key personnel or arising in connection with labor disputes during the pendency of or following the Transactions; the risk of other Transaction-related disruptions to the business, including business plans and operations, of the Company; the potential for the Transactions to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the agreements relating to the Transactions to adversely affect the Company’s ability to pursue other business opportunities or strategic transactions; and competitors’ responses to the Transactions.

Additional important factors that could cause actual results to differ materially from those reflected in the forward-looking statements and that should be considered in evaluating the Company’s outlook include, but are not limited to, the following: the continued fragility of the global aerospace supply chain including the Company’s dependence on its suppliers, as well as the cost and availability of raw materials and purchased components, including increases in energy, freight, and other raw material costs as a result of inflation or continued global inflationary pressures; the Company’s ability and its suppliers’ ability and willingness to meet stringent delivery (including quality and timeliness) standards and accommodate changes in the build rates or model mix of aircraft under existing contractual commitments, including the ability or willingness to staff appropriately or expend capital for current production volumes and anticipated production volume increases; the Company’s ability to maintain continuing, uninterrupted production at its manufacturing facilities and its suppliers’ facilities; the Company’s ability, and its suppliers’ ability, to attract and retain the skilled work force necessary for production and development in an extremely competitive market; the effect of economic conditions, including increases in interest rates and inflation, on the demand for the Company’s and its customers’ products and services, on the industries and markets in which it operates in the U.S. and globally, and on the global aerospace supply chain; the general effect of geopolitical conditions, including Russia’s invasion of Ukraine and the resultant sanctions being imposed in response to the conflict, including any trade and transport restrictions; the war in Israel and the Gaza Strip and the potential for expansion of the conflict in the surrounding region, which may impact certain suppliers’ ability to continue production or make timely deliveries of supplies required to produce and timely deliver the Company’s products, and may result in sanctions being imposed in response to the conflict, including trade and transport restrictions; the Company’s relationships with the unions representing many of its employees, including the Company’s ability to successfully negotiate new agreements, and avoid labor disputes and work stoppages with respect to its union-represented employees; the impact of significant health events, such as pandemics, contagions or other public health emergencies (including the COVID-19 pandemic) or fear of such events, on the demand for the Company’s and its customers’ products and services and on the industries and markets in which the Company operates in the U.S. and globally; the timing and conditions surrounding the full worldwide return to service (including receiving the remaining regulatory approvals) of the B737 MAX, future demand for the aircraft, and any residual impacts of the B737 MAX grounding on production rates for the aircraft; the Company’s reliance on Boeing and Airbus and its affiliates for a significant portion of its revenues; the business condition and liquidity of the Company’s customers and their ability to satisfy their contractual obligations to the Company; the certainty of the Company’s backlog, including the ability of customers to cancel or delay orders prior to shipment on short notice, and the potential impact of regulatory approvals of existing and derivative models; the Company’s ability to accurately estimate and manage performance, cost, margins, and revenue under its contracts, and the potential for additional forward losses on new and maturing programs; the Company’s accounting estimates for revenue and costs for its contracts and potential changes to those estimates; the Company’s ability to continue to grow and diversify its business, execute its growth strategy, and secure replacement programs, including its ability to enter into profitable supply arrangements with additional customers; the outcome of product warranty or defective product claims and the impact settlement of such claims may have on the Company’s accounting assumptions; competitive conditions in the markets in which the Company operates, including in-sourcing by commercial aerospace original equipment manufacturers; the Company’s ability to successfully negotiate, or re-negotiate, future pricing under its supply agreements with Boeing, Airbus and its affiliates and other customers; the possibility that the Company’s cash flows may not be adequate for its additional capital needs; any reduction in the Company’s credit ratings; the Company’s ability to access the capital or credit markets to fund its liquidity needs, and the costs and terms of any additional financing; the Company’s ability to avoid or recover from cyber or other security attacks and other operations disruptions; legislative or regulatory actions, both domestic and foreign, impacting the Company’s operations, including the effect of changes in tax laws and rates and the Company’s ability to accurately calculate and estimate the effect of such changes; spending by the U.S. and other governments on defense; pension plan assumptions and future contributions; the effectiveness of the Company’s internal control over financial reporting; the outcome or impact of ongoing or future litigation, arbitration, claims, and regulatory actions or investigations, including the Company’s exposure to potential product liability and warranty claims; adequacy of the Company’s insurance coverage; the Company’s ability to continue selling certain receivables through its receivables financing programs; the Company’s ability to effectively integrate recent acquisitions, along with other acquisitions it pursues, and generate synergies and other cost savings therefrom, while avoiding unexpected costs, charges, expenses, and adverse changes to business relationships and business disruptions; and the risks of doing business internationally, including fluctuations in foreign currency exchange rates, impositions of tariffs or embargoes, trade restrictions, compliance with foreign laws, and domestic and foreign government policies.

The factors described above are not exhaustive, and it is not possible for Spirit to predict all factors that could cause actual results to differ materially from those reflected in its forward-looking statements. These factors speak only as of the date hereof, and new factors may emerge or changes to the foregoing factors may occur that could impact the Company’s business or the Transactions. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. Except to the extent required by law, Spirit undertakes no obligation to, and expressly disclaims any obligation to, publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Refer to the section captioned “Risk Factors” in Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, for a more complete discussion of the factors described in the immediately preceding paragraph and other factors that may affect the Company’s business.

Certain Labor Matters

The binding term sheet with Airbus (the “Airbus Term Sheet”) provides that no binding agreement has been made with respect to the French aspects of the transactions contemplated under the Airbus Term Sheet (the “Airbus French Transactions”). Prior to the Company and Airbus and its affiliates entering into definitive agreements that are applicable to the Airbus French Transactions, the Operating Company and Airbus have agreed to comply with their respective information and consultation obligations with applicable employees and employee representatives. The Airbus Term Sheet also provides that the parties will complete necessary labor consultations and obtain necessary approvals from applicable unions and works councils in various jurisdictions, as may be legally required.